International CCE Inc.

2500 Windy Ridge Parkway

Atlanta, Georgia 30339

August 23, 2010

VIA EDGAR AND FACSIMILE

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International CCE Inc.
Registration Statement on Form S-4
Registration No. 333-167067

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, as amended, International CCE Inc. (the “Company”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 10:00 a.m., Eastern time, on Wednesday, August 25, 2010 or as soon as possible thereafter.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the U.S. Securities and Exchange Commission (the “Commission”) of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the above-captioned Registration Statement on Form S-4, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933. Such request may be made by any officer of the Company or by any lawyer with Cahill Gordon & Reindel LLP.

In connection with this request, each filing person with respect to the Schedule 13E-3 relating to Coca-Cola Enterprises Inc. filed May 25, 2010 (File No. 005-38029) in connection with the above-referenced Registration Statement, as amended, acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve each filing person from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the filing person may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Zimmerman of Cahill Gordon & Reindel LLP at (212) 701-3777 with any questions you may have concerning this request. In addition, please contact Mr. Zimmerman when this request for acceleration has been granted.

Sincerely,

International CCE Inc.

By:	/s/ John R. Parker Jr.
	Name:	John R. Parker Jr.
	Title:	Senior Vice President,
General Counsel and
Strategic Initiatives

Coca-Cola Enterprises Inc.

By:	/s/ John R. Parker Jr.
	Name:	John R. Parker Jr.
	Title:	Senior Vice President,
General Counsel and
Strategic Initiatives

The Coca-Cola Company

By:	/s/ Kathy N. Waller
	Name:	Kathy N. Waller
	Title:	Vice President and Controller

Cobalt Subsidiary LLC

By:	/s/ Kathy N. Waller
	Name:	Kathy N. Waller
	Title:	Vice President

cc:	Martha E. McGarry (Skadden, Arps, Slate, Meagher & Flom LLP)
Sean C. Doyle (Skadden, Arps, Slate, Meagher & Flom LLP)
Gerard M. Meistrell (Cahill Gordon & Reindel LLP)
Jonathan I. Mark (Cahill Gordon & Reindel LLP)
Helene R. Banks (Cahill Gordon & Reindel LLP)